November 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.  Ms. Patsy Mengiste
       Document Control - EDGAR

            RE:   RiverSource Tax-Exempt Series, Inc.
                        RiverSource Intermediate Tax-Exempt Fund
                        RiverSource Tax-Exempt Bond Fund

            Post-Effective Amendment No. 59
            File No. 2-57328/811-2686

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 59 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Erin Nygard at 612-671-2543.

Sincerely,

/s/ Scott R. Plummer
-------------------------------------------------
    Scott R. Plummer
    Vice President, General Counsel and Secretary
    RiverSource Tax-Exempt Series, Inc.